UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2014

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 17, 2014, EXFO Inc., a Canadian corporation, announced the voting results of its annual general meeting held on January 9, 2014. This report on Form 6-K sets forth the news release relating to EXFO voting results disclosed on January 17, 2014 and the Report of Voting Results addressed to the Canadian Securities Authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: January 17, 2014

EXFO Announces Election of Directors

QUEBEC CITY, CANADA, January 17, 2014 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that the six nominees listed in the management proxy circular for the 2013 Annual Meeting of Shareholders were elected as directors of the company at a shareholder meeting held on January 9, 2014 in Toronto, Canada.

Detailed results of the vote for the election of directors held at the meeting are set out below:

	% for	% withheld
Pierre-Paul Allard	99.99	0.01
Darryl Edwards	99.99	0.01
Germain Lamonde	99.93	0.07
Guy Marier	99.99	0.01
Claude Séguin	99.99	0.01
Randy E. Tornes	99.99	0.01

Final results on all matters voted at the meeting have been filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov/edgar.shtml in the United States.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

VIA SEDAR

January 17, 2014

To:	British Columbia Securities Commission	Administrator of Securities, New Brunswick
	Alberta Securities Commission	Nova Scotia Securities Commission
	Saskatchewan Securities Commission	Securities Commission of Newfoundland
	Manitoba Securities Commission	Prince Edward Island Securities Commission
Ontario Securities Commission

(collectively the "Commissions")

Dear Sir or Madam:

RE:	EXFO Inc. (EXFO) – Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of EXFO Inc. (the “Corporation”) held on January 9, 2014 (the “Meeting”) and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted upon	Voting Results
1. Election of Directors	· The nominees proposed by management were elected by a majority of shareholders.
	% for	% withheld
Pierre-Paul Allard	99.99	0.01
Darryl Edwards	99.99	0.01
Germain Lamonde	99.93	0.07
Guy Marier	99.99	0.01
Claude Séguin	99.99	0.01
Randy E. Tornes	99.99	0.01
2. Appointment of PricewaterhouseCoopers LLP as auditors and the authorization to the Audit Committee to fix their remuneration.	· PricewaterhouseCoopers LLP, chartered accountants were appointed as the Corporation’s auditors and the Audit Committee was authorized to determine their remuneration by a majority of shareholders.
	% for	% withheld
	99.99	0.01

Trusting the whole is satisfactory, we remain.

Yours truly,

EXFO Inc.

/s/ Benoit Ringuette
Benoit Ringuette
General Counsel Corporate Secretary